SRK
Law Offices

Phone: 972-8-9360999, Fax: 972-8-9300000
Hamada 12, Rabin Science Park, Rehovot, Israel
www.kronengold.com

November 20, 2007

By Fax and Edgar

Philip L. Rothenberg
Attorney-Advisor
Securities and Exchange Commission
Fax: 202-772-9209

Re: Ultra Care, Inc.
Registration Statement on Form SB-2- Amendment No. 1
File No. 333-147195
Filed November 20, 2007

Dear Mr. Rothenberg,

Thank you for your letter dated November 20, 2007. Per the Commission's comment, we have revised Ultra Care's draft Registration Statement on Form SB-2 to include the undertaking required by Regulation S-B, Item 512 (g)(2). Please see Part II pages I-4 and I-5.

If you have any question regarding these responses or need additional information, please contact this office at (718) 360-5351.

Sincerely,

Steve Kronengold

cc: Clifford Belgica